## Contact

www.linkedin.com/in/scott-holman-2013a93a (LinkedIn)
redlinesafety.com (Company)

## Top Skills

Internet of Things (IoT)
Incident Management
Community Service

# Scott Holman

CEO @ Red Line Safety - Innovating firefighter safety with wearable technology and real-time monitoring.
Greenwood, California, United States

## Summary

At the helm of Red Line Safety Inc for over five years, my team and I harness the power of IoT to revolutionize firefighter safety, focusing on real-time monitoring of environmental conditions and vital signs. Our mission is crystal clear: elevating the insurability of rural homeowners while safeguarding our firefighting heroes. Leveraging my 33-year tenure in the Fire & EMS industry, I've honed skills in incident management, wildland fire operations and community service, which are now pivotal in driving technological advancements in the fire service industry.

Our organization is committed to pioneering solutions that enhance incident management operations and community protection against wildfires. Collaborating closely with my team, we have successfully developed wearable technology that not only monitors but also predicts hazardous scenarios, enabling firefighters to stay one step ahead. This dedication to innovation and community service stems from a career deeply rooted in public safety and a fervent commitment to never settle for the status quo.

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## Experience

**Red Line Safety Inc**
Chief Executive Officer
September 2018 - Present (6 years)
Greenwood, California, United States

We build advanced, wearable technology for firefighters. Our innovative approach to firefighter safety monitors their location, environmental conditions, toxic gas exposure and vital signs in real-time. This information will help keep firefighters safe, improve incident management operations, better protect communities from wildfire and ultimately improve the insurability profile of homeowners in rural communities.

## Sacramento Metropolitan Fire District

29 years 6 months

### Fire Captain/Paramedic

April 2005 - March 2024 (19 years)

Sacramento County, California, United States

### Fire Engineer/ Paramedic

May 2001 - April 2005 (4 years)

Sacramento County, California, United States

### Firefighter/ Paramedic

October 1994 - May 2001 (6 years 8 months)

Sacramento County, California, United States

## American Water Truck Service

Owner

December 2001 - July 2007 (5 years 8 months)

Cool, California, United States

Seasonal contract service for USFS, CalFire & BLM ( Bureau of Land Management)

## Galt Fire Protection District

Firefighter/Paramedic

November 1993 - October 1994 (1 year)

## American Medical Response

Paramedic

February 1991 - October 1994 (3 years 9 months)

Sacramento County, California, United States

## United States Marine Corps

Combat Engineer

October 1982 - October 1985 (3 years 1 month)

Camp Lejeune, North Carolina, United States

Demolitions, explosives & construction

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# Education

## Columbia Southern University

Bachelor of Science - BS, Fire Services Administration · (2016 - 2018)

## Sierra College

Associate of Science - AS, Fire Science/Fire-fighting · (September 2010 - December 2013)

## Columbia Southern University

Bachelor of Science - BS, Fire Services Administration